UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended DECEMBER 31, 2007
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission file number: 0-49807
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrators
Washington Gas Light Company Capital Appreciation Plan
Washington, D.C.
We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Capital Appreciation Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Mitchell & Titus, LLP

Washington, DC
June 30, 2008

Washington Gas Light Company Capital Appreciation Plan
Statements of Net Assets Available for Benefits
As of December 31,

	2007	2006
Assets

Investments	$67,712,888	$66,086,214
Participants Loans	2,830,841	2,847,476

Total Assets	70,543,729	68,933,690

Net Assets Available for Benefits at Fair Value	$70,543,729	$68,933,690

Adjustment from Fair Value to Contract Value for Fully-Responsive Contracts	489,835	127,527

Net Assets Available for Benefits at Contract Value	$71,033,564	$69,061,217

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Capital Appreciation Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,

	2007	2006
Net Assets Available for Benefits Beginning of Year	$69,061,217	$63,535,067

Additions:

Contributions
Employee	2,798,773	2,632,473
Employer	781,284	722,928
Interest	172,453	152,375
Dividends	3,042,847	2,061,538
Realized Gain	1,772,097	1,003,690
Unrealized Gain/(Loss)	(907,801)	3,883,133

Total Additions	7,659,653	10,456,137

Deductions:

Withdrawals	(4,914,158)	(3,875,499)
Fees	(52,964)	(14,134)
Plan-to-Plan Transfers	(720,184)	(1,040,354)

Total Deductions	(5,687,306)	(4,929,987)

Net Increase	1,972,347	5,526,150

Net Assets Available for Benefits End of Year	$71,033,564	$69,061,217

The accompanying notes are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1—Significant Accounting Policies
     Basis of Accounting
     The financial statements of the Washington Gas Light Company Capital Appreciation Plan (CAP or Plan) are reported using the accrual basis of accounting.
     Estimates
     In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
     Investment Valuation and Income Recognition
     Investment alternatives in the Plan, excluding the SSgA funds and the WGL Holdings, Inc. Common Stock Fund, are recorded at quoted market prices. The SSgA funds are recorded at estimated fair value based on the net asset value of the units of the funds. The units of the WGL Holdings, Inc. Common Stock Fund are valued daily based on the quoted market price of the common shares of WGL Holdings, Inc. plus the cash equivalent investments held in the short-term investment fund (STIF). The Schedule of Assets (Held at End of Year), which follows the Notes to Financial Statements, reflects the cost and fair value of the Plan investments as of December 31, 2007.
     Participant loans are valued at cost, which approximates fair value. Interest and dividend income from investments are accrued (on the ex-dividend date for dividends) and allocated to participants based upon participants’ proportionate investment in each fund. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.
     Reporting of Investment Contracts — (SSgA Par Fund)
     As required by FASB Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the Plan’s relevant investment is the SSgA Par Fund, which includes fully benefit-responsive investment contracts, is required to be reported at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts.
     Distributions
     Distributions are recorded when paid.
Note 2—Description of the Capital Appreciation Plan
     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective January 18, 2005, the Plan Administrators appointed CitiStreet LLC as the service provider for the Plan and State Street Bank and Trust Company as the trustee for the Plan. These entities replaced Putnam Fiduciary Trust Company (Putnam) who was previously both the service provider and trustee for the Plan. The Plan Administrators also approved changes in the investment alternatives in which participants may elect to invest their assets under the Plan.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2—Description of the Capital Appreciation Plan (continued)
     Eligibility
     Union-eligible employees of Washington Gas Light Company (the Company) and certain of its affiliates are eligible to participate in the CAP on the date that they become an employee.
     Contributions
     The CAP permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the CAP, up to $15,500 in 2007, (or 50% of base compensation, whichever is less), are not reported as gross income on participating employees’ Federal income tax returns for the year in which the contributions are made. (Employees who are age 50 or older may contribute an additional $5,000 in 2007). These contributions reduce the amount of the employee’s income subject to income tax withholding.
     Dividends, interest and other income attributable to employee contributions under the CAP are not taxable to the participating employee when received by the Trustee and credited to the employee’s account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.
     Employees may contribute up to 50% of compensation (as defined in the Plan document) in a combination of pre-tax and after-tax contributions under the CAP, subject to the maximum dollar limits described above. However, under the after-tax provisions, employee contributions are limited to a maximum of 10% of compensation.
     The CAP allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the Internal Revenue Code.
     The Company contributes a pre-tax matching contribution, which varies depending on bargaining unit affiliation. The Company match for each bargaining unit is the following: Office and Professional Employees International Union-Local 2 — 100% of the first 3% of compensation contributed; Teamsters-Local 96 — 100% of the first 1.75% of compensation contributed; Shenandoah Gas — 100% of the first 1.25% of compensation contributed; Frederick Gas (IBEW Production & Maintenance) — 75% of the first 5% of compensation contributed; Frederick Gas (IBEW Clerical) — 75% of the first 5% of compensation contributed; and Hampshire Gas — 100% of the first 1% of compensation contributed. Additional contributions by employees who are age 50 or older do not receive an employer matching contribution.
     Vesting
     Employees are 100% vested at all times in the amounts credited to their accounts.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2—Description of the Capital Appreciation Plan (continued)
     Investment Alternatives
     The following is a description of each investment offered to participants at December 31, 2007. With the exception of the description for WGL Holdings, Inc. Common Stock Fund, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on WGL Holdings, Inc. can be obtained from the annual and quarterly reports of WGL Holdings, Inc. filed with the Securities and Exchange Commission.
•	Large Cap Growth Fund (American Funds Growth Fund of America)—Seeks growth of capital by primarily investing in common stocks that represent long-term investment opportunities.

•	Aggressive Asset Allocation Fund (SSgA Aggressive Strategic Balanced Fund)—Seeks capital appreciation. The majority of this fund’s holdings are in equity securities.

•	Stable Value Fund (SSgA Principal Accumulation Return Fund)—Seeks to preserve principal while maintaining a rate of return comparable to other similar fixed income investments without market fluctuations. The fund invests primarily in high quality investment contracts and other short-term investment products.

•	Large Cap Value Fund (Van Kampen Growth and Income Fund)—Seeks income and long-term growth of capital. The fund focuses on investing in income-producing equity securities, including common stocks and convertible securities of larger established companies.

•	International Fund (Fidelity Advisor Diversified International Fund)—Seeks capital growth by investing primarily in the common stock of non-U.S. companies, and allocating country and region investments relative to the size of the international market as a whole.

•	Small Cap Blend Fund (Royce Low-Priced Stock Fund)—Seeks long-term growth of capital by investing primarily in low-priced equity securities of small- and micro-cap companies.

•	Conservative Asset Allocation Fund (SSgA Conservative Strategic Balanced Fund)—Seeks income and a moderate level of capital appreciation. The majority of this fund’s holdings are in fixed-income investments.

•	Moderate Asset Allocation Fund (SSgA Moderate Strategic Balanced Fund)—Seeks capital appreciation with some income for stability. This fund has approximately equal holdings of both equity securities and fixed-income investments.

•	Large Cap Blend Fund (SSgA S&P 500 Index Fund)—Seeks to replicate the returns and characteristics of the Standard and Poor’s (S&P) 500 Index, by investing in all 500 stocks that make up the index in proportion to their weightings.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2—Description of the Capital Appreciation Plan (continued)
•	Fixed Income Fund (TCW Galileo Total Return Bond Fund)—Seeks to maximize current income and achieve above average total returns over a full market cycle by investing primarily in fixed income securities that are largely mortgage-backed.

•	Mid Cap Blend Fund (TCW Galileo Value Opportunities Fund)—Seeks long-term capital appreciation. The majority of the Fund’s investments are in companies with market capitalizations, at the time of acquisition, within the capitalization range of companies comprising the Russell Mid Cap Value Index.

•	WGL Holdings, Inc. Common Stock Fund—Invests only in the common stock of WGL Holdings, Inc. which is purchased by the fund at a public sale on the New York Stock Exchange. All cash dividends paid on the underlying shares in this investment are invested in the unitized WGL Holdings, Inc. Common Stock Fund.
     Distributions
     When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee’s beneficiary where termination is due to death) is eligible to receive his/her contributions, Company contributions made to the employee’s account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee’s beneficiary) may elect to receive the distribution in either a lump-sum payment or annual payments not to exceed ten years or such longer period as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee’s beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee’s account, plus interest and dividends earned to the latest valuation date on both amounts as a lump-sum distribution.
     In-Service Withdrawals
     Participants can make withdrawals of after-tax employee contributions and rollover contributions once a Plan Year. Participants can make withdrawals of pre-tax contributions once a Plan Year after attaining age 59-1/2.
     Loans
     The pre-tax feature of the CAP includes loan provisions to provide additional liquidity to participants. Repayment of loans, including applied interest, cannot exceed five years with the exception of loans for the purchase of the participant’s primary residence, in which case the repayment period cannot exceed 25 years. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as the Loan Fund.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2—Description of the Capital Appreciation Plan (continued)
     Administration
     The CAP is administered by the Vice President, Human Resources and Organizational Development, and the Vice President and Chief Financial Officer of the Company.
     A separate account is maintained for each participant in the CAP. A participant’s contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants’ accounts in accordance with the CAP. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants’ accounts, to record contributions, and to allocate earnings to the participants in accordance with the CAP.
     Amendment or Termination
     The CAP may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the CAP.
Note 3—Reclassification
     Certain prior year amounts have been reclassified in accordance with presentation requirements of Statement of Position
94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.
Note 4—Tax Status
     The CAP received its latest determination letter on March 5, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated effective January 1, 2001, is in compliance with applicable qualification requirements under the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrators and the Plan’s tax counsel believe that the CAP is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Thus, no provision for income taxes has been included in the financial statements.
Note 5—CAP Expenses
     Substantially all administrative expenses of the CAP, excluding fees for the audit of the Plan’s financial statements, were paid by the Plan.
Note 6—Plan Amendments
     The Plan was amended on December 22, 2004 and April 5, 2005 to reflect certain Plan design changes and to comply with the new requirements for the automatic rollover of certain cash-out distributions. Effective January 1, 2005, as part of the December 22, 2004 plan amendment, participants that have a change in employment status within the Company between a union-eligible employee and a management employee may elect to transfer their entire benefit between the Company’s Capital Appreciation Plan and the Company’s Savings Plan. The Plan was amended on April 19, 2006, to increase the employer match on pre-tax contributions for Hampshire Gas employees to 100% of the first 1.75% of compensation. The Plan was amended on December 8, 2006, to include several technical changes to nondiscrimination testing, salary deferrals and post-tax

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
employee contributions under Section 401 (k) and (m) of the Internal Revenue Code. These changes were effective January 1, 2006.
Note 7—Investments
     The CAP’s investments are held by a trustee. The fair value of the investments, including those investments that represent 5% or greater of the Plan’s beginning net assets, are as follows as of December 31 of the applicable year:

Description of Assets	2007	2006
American Funds Growth Fund of America	$14,558,229	$13,667,667
Fidelity Advisor Diversified International Fund	4,299,738	3,597,560
SSgA Aggressive Strategic Balanced Fund*	4,903,866	4,570,075
SSgA PAR Fund*†	13,789,600	13,388,998
WGL Holdings, Inc. Common Stock Fund*	11,016,824	11,364,446
Van Kampen Growth and Income Fund	10,593,822	11,166,993

Total 5% or Greater of Net Assets	59,162,079	57,755,739

Royce Low-Priced Stock Fund	2,237,562	2,365,588
SSgA Conservative Strategic Balanced Fund*	1,339,398	1,040,496
SSgA Moderate Strategic Balanced Fund*	2,452,219	2,409,337
SSgA S&P 500 Index Fund*	1,736,844	1,641,740
TCW Galileo Total Return Bond Fund	813,835	686,767
TCW Galileo Value Opportunities Fund	460,786	314,074

Total Less than 5% of Net Assets	9,040,644	8,458,002

Total Investments	$68,202,723	$66,213,741

*	Party-in-interest (see Note 9).
†	Reported at contract value (see Note 1).

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 7—Investments (continued)
     The following presents both the realized and unrealized gains and losses that resulted in an overall net appreciation of the CAP’s investments:
Appreciation/(Depreciation) of Assets

Realized Gain/(Loss)	2007	2006
Royce Low-Priced Stock Fund	$62,510	$31,966
TCW Galileo Value Opportunities Fund	6,609	337
SSgA S&P 500 Index Fund*	40,236	22,345
Fidelity Advisor Diversified International Fund	63,416	97,533
American Funds Growth Fund of America	432,510	227,123
SSgA PAR Fund*	248,022	110,602
TCW Galileo Total Return Bond Fund	(371)	(10,329)
SSgA Conservative Strategic Balanced Fund*	17,516	9,046
SSgA Moderate Strategic Balanced Fund*	53,261	43,017
SSgA Aggressive Strategic Balanced Fund*	147,010	58,690
Van Kampen Growth and Income Fund	173,924	—
WGL Holdings, Inc. Common Stock Fund*	527,454	339,721
Vanguard 500 Index Fund	—	73,639

Total Realized Gain	$1,772,097	$1,003,690

Unrealized Gain/(Loss)	2007	2006
Royce Low-Priced Stock Fund	$(306,413)	$74,027
TCW Galileo Value Opportunities Fund	(86,607)	(1,751)
SSgA S&P 500 Index Fund*	8,444	163,974
Fidelity Advisor Diversified International Fund	(266,291)	130,850
American Funds Growth Fund of America	66,285	578,355
SSgA PAR Fund*	411,643	455,117
TCW Galileo Total Return Bond Fund	11,086	9,402
SSgA Conservative Strategic Balanced Fund*	51,900	59,750
SSgA Moderate Strategic Balanced Fund*	93,363	204,477
SSgA Aggressive Strategic Balanced Fund*	127,377	536,372
Van Kampen Growth and Income Fund	(551,849)	—
WGL Holdings, Inc. Common Stock Fund*	(466,739)	979,726
Vanguard 500 Index Fund	—	692,834

Total Unrealized Gain	(907,801)	3,883,133

Net Appreciation of Assets	$864,296	$4,886,823

*	Party-in-interest (see Note 9).

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 8—Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 9—Related-Party Transactions
     Certain Plan investments are units of mutual funds and other types of securities managed by State Street Global Advisors, the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee (as defined in the Plan document) and, therefore, these transactions qualify as party-in-interest transactions. Additionally, as the Plan holds investments in the common stock of WGL Holdings, Inc., these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 10— Recent Accounting Pronuouncements
     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 157 will have a material impact on the Plan’s financial statements.
Note 11— Subsequent Event
     Beginning on July 15, 2008, the new stable value investment option for the Washington Gas Light Company Capital Appreciation Plan (“Plan”) will be named the Blended Stable Value Fund. It will initially be a blend of the State Street Global Advisors Principal Accumulation Return Fund (“SSgA PAR Fund”) and the Wells Fargo Stable Return Fund.
     Participants’ investments in the SSgA PAR Fund at July 15, 2008 will be transferred to the Wells Fargo Stable Return Fund over a twelve-month period, as provided by the contract between the Plan and SSgA. The twelve-month transition period is designed to protect the value of participants’ investments, which could be adversely affected by the early liquidation of fixed term investments.
     The Wells Fargo Stable Return Fund’s relative portion of the Blended Stable Value Fund will increase each month as investments are transferred from the SSgA PAR Fund and new contributions are made. After the transfers from the SSgA PAR Fund are completed, the Blended Stable Value Fund will be 100 percent invested in the Wells Fargo Stable Return Fund.
     After July 15, 2008, new contributions designated for the Stable Value Fund will be invested in the Blended Stable Value Fund.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2007
EIN: 53-0162882
Plan No: 004

				Percent of Net
		Account		Assets Available
		Balance		for Benefits at
(a)	Name of Issuer	at Cost	Current Value	End of Year
* **	SSgA PAR Fund (@$11.39/Unit)	$12,456,748	$13,789,600	20%
	TCW Galileo Total Return Bond Fund (@$9.94/Share)	807,914	813,835	1%
*	SSgA Conservative Strategic Balanced Fund (@$11.80/Unit)	1,194,664	1,339,398	2%
*	SSgA Moderate Strategic Balanced Fund (@$12.45/Unit)	2,022,621	2,452,219	3%
*	SSgA Aggressive Strategic Balanced Fund (@$13.12/Unit)	3,965,417	4,903,866	7%
	Van Kampen Growth & Income Fund (@$21.25/Share)	10,205,139	10,593,822	15%
*	SSgA S&P 500 Index Fund (@$26.31/Unit)	1,515,644	1,736,844	2%
	American Funds Growth Fund of America (@$33.76/Share)	12,414,287	14,558,229	20%
	TCW Galileo Value Opportunities Fund (@$18.68/Share)	551,650	460,786	1%
	Royce Low-Priced Stock Fund (@$14.78/Share)	2,393,960	2,237,562	3%
	Fidelity Advisor Diversified International Fund (@$21.83/Share)	4,132,032	4,299,738	6%
*	WGL Holdings, Inc. Common Stock (@$12.35/Share) a/	8,143,221	11,016,824	16%
	Participant Loans (interest rates ranged from 8.5% to 12.5%)	2,830,841	2,830,841	4%

	Total	$62,634,138	$71,033,564	100%

*	- Denotes Party-in-Interest

**	- Contract Value
a/ These investments comprise the WGL Holdings, Inc. Common Stock Fund.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Date: June 30, 2008	/s/ Vincent L. Ammann, Jr. Vincent L. Ammann, Jr. (Plan Administrator) Vice President and Chief Financial Officer
Washington Gas Light Company

Date: June 30, 2008	/s/ William Zeigler, Jr. William Zeigler, Jr. (Plan Administrator) Vice President, Human Resources and
Organizational Development
Washington Gas Light Company